June 23, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Folake Ayoola

Re:	ServiceMaster Global Holdings, Inc.
Filed on Form S-1
Registration No. 333-194772

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between June 16, 2014 and the date hereof, 8,623 copies of the Preliminary Prospectus dated June 16, 2014 were distributed as follows:

•                  3,151 to 3 prospective underwriters;

•                  15 to 15 prospective dealers; and

•                  5,457 to 5,239 institutional investors and individuals.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request dated June 23, 2014 of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m., Washington, D.C. time, on Wednesday, June 25, 2014, or as soon thereafter as practicable.

Very truly yours,

J.P. MORGAN SECURITIES LLC

By:	/s/ Michael Lynch
Authorized Signatory

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Jeff Douthit
Authorized Signatory

GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene
Authorized Signatory

MORGAN STANLEY & CO. LLC

By:	/s/ John Tyree
Authorized Signatory

As Representatives of the
Prospective Underwriters